BAKER & MCKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000003

March 14, 2007

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated March 5, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Michelle Li/ Ingrid Ling

Encl.

PROCESSED
MAR 22 2007
THOMSON FINANCIAL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on March 5, 2007:

1. Notice of the Extraordinary General Meeting by China Shipping Development Company Limited, released on March 14, 2007.

837

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1138)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the extraordinary general meeting (the **"EGM"**) of China Shipping Development Company Limited (the **"Company"**) will be held at 2:00 p.m. on Monday, 30 April 2007 at 700 Dong Da Ming Road, Shanghai, the People's Republic of China to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

Ordinary Resolutions

1. **"THAT** the existing scope of operation of the Company be amended by deleting "international passenger transportation" with the other scope of operation remaining unchanged; and the directors of the Company be and are hereby authorised to do all acts and things and execute all documents which in their opinion may be necessary or desirable to implement the amendment.

2. **"THAT** the adoption of the Company's Rules for Meetings of Holders of Bonds (the "Rules"), which stipulate the rights of bond holders, procedures of meetings of bond holders and the conditions under which the Rules will become effective, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorised to do all acts and things and execute all documents which in their opinion may be necessary or desirable to implement the adoption of the Rules."

3. **"THAT** the four construction agreements all dated 2 February 2007 between China Shipping Development (Hong Kong) Marine Co., Limited ("CS Development Hong Kong") and CSSC Guangzhou Longxue Shipbuilding Co., Ltd, each for the construction of one Very Large Iron Ore Carrier (for a total of four Very Large Iron Ore Carriers), details of which are set out in the circular of the Company dated 14 March 2007 (the "Circular"), be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

4. **"THAT** the two construction agreements all dated 16 February 2007, between CS Development Hong Kong, China Shipping Industrial Co., Ltd. and China Shipping Industrial (Jiangsu) Co., Ltd., each for the construction of one Tanker (for a total of two Tankers), details of which are set out in the Circular, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

5. **"THAT** the six construction agreements all dated 2 March 2007 between the Company, Dalian Shipbuilding Industry Company Limited and China Shipbuilding International Trading Company Limited, each for the construction of one Tanker (for a total of six Tankers), details of which are set out in the Circular, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

6. **"THAT** the appointment of Mr. Ma Zehua as an executive director of the Company by and is hereby approved."

Details of Proposed Director for election at the EGM

Mr. Ma Zehua ("Mr. Ma")

Mr. Ma, born in January 1953 and age 54, is a senior economist. He was formerly the deputy chief and the section chief of the shipping department of COSCO (Group) Company ("COSCO"), the general manager of COSCO (UK) Company, the general manager of the development department and the section chief of the foreign business department of COSCO, the vice-president and the section chief of the development department of COSCO, the president of COSCO (US) Company, the deputy general manager of Guangzhou COSCO, the general manager of Qingdao COSCO and vice-president of COSCO. He joined China Shipping (Group) Company from November 2006 and is the secretary of the committee and the vice-president.

In accordance with the articles of association of the Company, Mr. Ma's appointment will be with effect from 30 April 2007 until 25 May 2009 subject to shareholders' approval. Mr. Ma will enter into a service contract with the Company. Save as disclosed above, Mr. Ma did not hold any directorship in listed public companies in the last three years, and he is not related to any director, senior management or substantial or controlling Shareholder of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. During the proposed term of employment, Mr. Ma will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Ma that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Shareholders.

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

14 March 2007
Shanghai
The People's Republic of China

(A) The H share register of the Company will be closed from Friday, 30 March 2007 to Monday, 30 April 2007 (both days inclusive), during which no transfer of H shares will be effected. Any holders of H shares of the Company, whose names appear on the Company's register of members at the close of business on Thursday, 29 March 2007, are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order to be entitled to attend and vote at the EGM, share transfer documents should be lodged with the Company's H share registrar not later than 4:00 p.m. on Thursday, 29 March 2007.

The address of the share registrar (for share transfer) for the Company's H Shares is as follows:

Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(B) Holders of H Shares and A Shares, who intend to attend the EGM, must complete the reply slips for attending such meetings and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the EGM, i.e. no later than Tuesday, 10 April 2007.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

Room 1601, 700 Dong Da Ming Road, Shanghai,
People's Republic of China
Postal Code: 200080
Tel: 86(21) 6596 6666
Fax: 86(21) 6596 6160

(C) Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(F) Each holder of A Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM. Notes (C) to (D) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the EGM or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the EGM on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, which specifies the date of its issuance. If the legal representative of a legal person share shareholder attends the EGM, such legal representative should produce his identity card and valid documents evidencing his capacity as such legal representative. If a legal person share shareholder appoints a representative of a company other than its legal representative to attend the EGM, such representative should produce his identity card and an authorization instrument affixed with the seal of the legal person share shareholder and duly signed by its legal representative.

(H) Set out below is the procedure by which shareholders and the chairman of any shareholders' meeting may demand a poll pursuant to article 74 of articles of association of the Company:

"At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is demanded before or after any vote by show of hands by:

(1) the chairman of the meeting;

(2) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(3) any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or not carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded for or against such resolution.

A demand for a poll may be withdrawn by the person who made the demand."

(I) The EGM is expected to last an hour. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Yao Zuozhi as non-executive Director and Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

END